Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

Facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

January 5, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Legato Merger Corp. III
Registration Statement on Form S-1 File December 7, 2023 File No. 333-275930

Ladies and Gentlemen:

On behalf of Legato Merger Corp. III (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated January 2, 2024, relating to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement.

Registration Statement on Form S-1 filed December 7, 2023

General

1.	Please clearly disclose the identity of your sponsor. We note references to Eric Rosenfeld as an officer of the Sponsor in your financial statements, but are unable to find the specific entity disclosed. In addition, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

We wish to advise the Staff that the Company does not have a “sponsor.” The reference to sponsor in the financial statements included in the Registration Statement was an error – the disclosure in the Registration Statement has been revised to remove the reference to a “sponsor” and indicate that Mr. Rosenfeld is an officer of the Company.

GRAUBARD MILLER

Securities and Exchange Commission

January 5, 2024

Summary

Effecting a Business Combination, page 4

2.	Please revise your disclosure to state how you will advise shareholders of a potential business combination whether or not you seek shareholder approval of your initial business combination.

We have revised the disclosure on page 4 and elsewhere in the Registration Statement as requested.

Risk Factors

Our initial shareholders will control a substantial interest in us..., page 21

3.	We note that in connection with any vote for a proposed business combination, your initial shareholders, as well as all of your officers and directors, have agreed to vote the ordinary shares owned by them immediately before this offering as well as “any ordinary shares acquired in this offering or in the aftermarket in favor of such proposed business combination.” Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We have revised the disclosure on page 21 of the Registration Statement to indicate that the voting of any purchased securities would only be in accordance with applicable securities laws and have further revised the disclosure on page 65 of the Registration Statement to indicate how any purchases would be made in compliance with Compliance and Disclosure Interpretation 166.01.

We may issue our shares to investors..., page 35

4.	We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and public shareholders, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional initial public offering.

We have revised the disclosure on page 35 of the Registration Statement as requested.

*************

GRAUBARD MILLER

Securities and Exchange Commission

January 5, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Gregory Monahan